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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For The Month of December, 2005

                        Commission File Number 000-27298

                        BE SEMICONDUCTOR INDUSTRIES N.V.
                 (Translation of Registrant's Name Into English)

                                  Marconilaan 4
                                 5151 DR Drunen
                                 The Netherlands
                    (Address of Principle Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                              Form 20-F   X   Form 40-F
                                        -----           -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.)

                                    Yes       No   X
                                        -----    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
                                            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
                                            -----

       (IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE
           REGISTRANT IN CONNECTION WITH RULE 12g3-2(b) : 82-_______.)

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     BE Semiconductor Industries N.V. (the "Company") is providing in Part I of this report interim unaudited financial information. In addition, the Company is providing in Part II of the report certain other information relating to its business substantially equivalent to the information that would be provided by the Company under Part I, Item 2 and Part II of Form 10-Q if the Company were required to file quarterly reports on Form 10-Q with the United States
Securities and Exchange Commission. A copy of such report is attached hereto as
Exhibit 99.1.

Exhibits

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
99.1   Quarterly Report

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     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    BE SEMICONDUCTOR INDUSTRIES N.V.


                                    By: /s/ Richard W. Blickman
                                        ----------------------------------------
                                    Name: Richard W. Blickman
                                    Title: President and Chief Executive Officer
                                    Date: December 31, 2005